Calculation of Filing Fee Tables
SC TO-I/A
(Form Type)
Alpha Core Strategies Fund
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	—	$92.70	—
Fees Previously Paid	$35,000,000.00		$3,244.50
Total Transaction Valuation	$35,000,000.00
Total Fees Due for Filing			$3,244.50
Total Fees Previously Paid			$3,244.50
Total Fee Offsets			—
Net Fee Due			—
The fee of $3,244.50 was paid in connection with the filing of the Schedule TO-I by Alpha Core Strategies Fund (File No. 811-21630) on October 18, 2021 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.